Filed by Brocade Communications Systems, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
and Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Foundry Networks, Inc.
Commission File: 000-26689

ANALYST DAY September 17, 2008

Today's Agenda Time Speaker Description 08:40 - 09:00 am Mike Klayko Business Update, Foundry Acquisition 09:00 -09:30 am TJ Grewal Foundry Acquisition Strategy 09:30 - 10:00 am Tom Buiocchi Market Observations and Insights 10:00 - 10:15 am Break 10:15 - 11:00 am Richard Deranleau Assumptions & Expectations '08-'10 11:00 - 12:15 pm Q & A Senior Management Team 12:15 - 1:30 pm Lunch

Cautionary Statements and Other Disclosures This presentation contains statements that are forward-looking in nature, including statements regarding Brocade's business outlook such as assumptions regarding market dynamics and financial results for fiscal years 2009 and 2010, and the expected benefits of the acquisition of Foundry Networks, Inc., the financial and operational impact of the acquisition, the closing conditions to the acquisition, the financing of the acquisition, and market opportunities of the combined company. These statements are based on current expectations on the date of this presentation and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, the degree of market adoption of the Company's new product and service offerings; market competition; the effect of changes in IT spending levels; dependence on strategic partners; the risk that required stockholder approval for the acquisition may not be obtained; continuing or further deterioration in the macro economic environment; the availability and terms of the financing for the acquisition; the possibility that expected synergies and cost savings will not be obtained; the difficulty of integrating the business, operations and employees of the two companies; and retention of key employees. Certain of these and other risks are set forth in more detail in Brocade's Form 10-K for the fiscal year ended October 27, 2007, Form 10-Q for the quarter ended July 26, 2008, and Form S-4 Registration Statement filed with the SEC on August 26, 2008. Brocade does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.

Disclaimers All or some of the products detailed in this presentation may still be under development and certain specifications, including but not limited to, release dates, prices, and product features, may change. The products may not function as intended and a production version of the products may never be released. Even if a production version is released, it may be materially different from the pre-release version discussed in this presentation. NOTHING IN THIS PRESENTATION SHALL BE DEEMED TO CREATE A WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NONINFRINGEMENT OF THIRD PARTY RIGHTS WITH RESPECT TO ANY PRODUCTS AND SERVICES REFERENCED HEREIN. Brocade, the B-wing symbol, DCX, Fabric OS, File Lifecycle Manager, MyView, and StorageX are registered trademarks, and DCFM and SAN Health are trademarks of Brocade Communications Systems, Inc., in the United States and/or in other countries. All other brands, products, or service names are or may be trademarks or service marks of, and are used to identify, products or services of their respective owners.

WELCOME Michael Klayko CEO

Key Points for Today Brocade core business - very healthy, growth drivers intact, strong competitive position continues, major driver of next- generation data center Foundry acquisition affords unique competitive and market position. Significant top-and-bottom line synergies to drive momentum in 2009 and beyond. Today we are here to clarify our plans and address your questions - as long as necessary to ensure you get the information you need.

Top Questions we will address in Q and A Why are you winning in the market now and can you continue this trend after the acquisition closes? How far along are you in the integration process? Any surprises? What are your plans for the combined product line and roadmap? With the acquisition, have your priorities changed? Are HBAs less important? How does the Foundry acquisition affect Brocade's view on FCoE and network convergence? Was this the reason behind the acquisition?

Top Questions How does your strategy differ from what Cisco announced this week? Brocade is an OEM company. Foundry is primarily direct/channel. What will be your post-acquisition go-to-market strategy for products and services? How does the ongoing server virtualization trend affect you? What are you most worried about for the next 6-12 months? What specifically are your customers and partners saying? And, any other additional questions you have.

BROCADE'S CORE BUSINESS

Factors Driving Networked Storage are Intact Data growth and the need to access, protect, and manage Rich media, compliance regulations, etc. driving increased storage requirements Networked storage is most cost-effective way to add/manage storage capacity Technology Drivers Economic Drivers Server Virtualization Virtualized servers drive increased server attachment to storage networks ~20% of all servers expected to be virtualized by 2010 (IDC, currently ~5%-8%) The unrelenting need to consolidate and save money Consolidated Servers, Storage, Networks, and Data Storage networks act as "sharing function" Proven, well-understood ROI Customer Drivers

Brocade's Core Business Brocade continues to execute our strategy to evolve into a larger, more comprehensive enabler of data center solutions Product leadership/innovation and installed base advantage constitute a strong dual-differentiator Our roadmap is aggressive and ahead of the competition. We have product and technology advantages today and expect that to continue We have deep understanding and insight as to how our new technologies will play a significant role in the evolving data center

Public Internet Data Center Non Data Center Servers Storage Server-to-Storage Networks (SAN) Enterprise Networks Service Provider Networks Home Networks Server-to-Server Networks Brocade's Data Center Strategy Data and Applications are the focal points Multiple fabrics, Multiple protocols Intelligence at all tiers of the architecture Investment protection and extension are critical Partnership model with server & storage OEMs

Brocade Core Business - Segment Updates Strong Execution, Market Momentum Continue Entering seasonally strong Q4-Q1 Product Leadership expanding (DCX, switches, share gains) New capabilities (e.g. encryption, FCoE) coming Server Connectivity File Management Bladed switches continue strong growth Tier 1 HBA qualifications - in process and making good progress Expect new HBAs in OEM market by EOY New File Management engine performing well in customer trials Market still developing and evolving Data Center Infrastructure Services Much broader set of services (storage, virtualization, networking, security) helping to drive record revenue and direct customer engagement

FOUNDRY NETWORKS ACQUISITION

Foundry Acquisition Announced July 21, 2008 Establishes a compelling position in networking markets that are large, growing, and undergoing dynamic changes Significant benefits to customers, shareholders, and the employees of both companies Expected to be accretive to Brocade in FY '09 Expected to close in calendar Q4 '08

Networking and Data Center Environment Public Internet Servers Storage Server-to-Storage Networks (SAN) Enterprise Networks Service Provider Networks Home Networks Server-to-Server Networks L4-7 Content Switching

Networking and Data Center Environment Public Internet Servers Storage Server-to-Storage Networks (SAN) Enterprise Networks Service Provider Networks Home Networks Server-to-Server Networks L4-7 Content Switching Dynamic Change & Architectural Reconsideration Unprecedented traffic [43% CAGR]1 and data growth [61% CAGR]2 Increased customer expectations - performance, reliability, choice Convergence and virtualization driving new network requirements New technologies and standards evolving and emerging 1 - Source: Wall Street Research 2 - Source: IDC, 2007

Servers Storage The New Brocade Compelling Market Position Highest Performance and Reliability Pragmatic Convergence Strategy Investment Protection for Customers

Initial Feedback Customers OEM Partners Foundry employees Brocade employees

Balance of the Day TJ - "Why, Why Now, and Why Foundry" Tom - Research, market observations and insight Richard - Expectations for the balance of FY08, assumptions and initial outlook for the combined company in FY09 and FY10

FOUNDRY ACQUISITION STRATEGY TJ Grewal VP Business Development

What I'll Cover What led us down this path? Our resulting market position Why Foundry?

Key Points for Today Our continued strategic focus: Growth and Diversification - organic and through M & A Data Centers are evolving, and many of the changes play to Brocade technical and GTM strengths We see opportunities to expand our customer and technology base Addition of Foundry positions Brocade as a "must consider" vendor of end-end networking solutions

What I'll Cover What led us down this path? Our resulting market position Why Foundry?

M&A is and has been an active consideration across our Playbook 1. Outpace industry growth 2. New products, adjacent space 3. New products, new space 6. Expand scale of business and operations 4. Expand revenue streams through supplemental plans 5. New paths to market OEM Model Supplement OEM Model New Paths Expand Product Base MCDT NuView Rhapsody Silverback SBS FDRY

Our Strategy was in place in 2006 McDATA Acquisition Scale core business, secure customer base in the data center Expand network footprint to the edge FC HBAs (to start); become application-aware Establish important server footprint in line with server virtualization Invest in 10G Lossless Ethernet development Proactively anticipate "network convergence" and implications Build our own ASIC, shape definition of Lossless Ethernet We made three key decisions in 2006 as part of our GROWTH and DIVERSIFICATION strategy.

Continued follow-through on strategy was a must We needed to be in bigger growth markets SAN market healthy, but we already have majority share of $2B market segment Expected market CAGR "not enough" for our plan The conversation about convergence was beginning - Standards bodies forming, technology ideas emerging - Driven by the evolution of our "sandbox" - the data center (e.g. consolidation, green, virtualization trends) There were many important dynamics and trends which presented future opportunities Virtualization (server and other) Evolving strategies of our large OEM partners

Our investment in lossless Ethernet led us to study the broader Enterprise Networking Market We identified significant incremental growth opportunities (and 10x TAM) X Y 0 0 0 12 2 12 2 0 2 -12 7 -12 7 0 7 12 24 12 24 0 24 30 27.5 30 27.5 0 Relative Market Size ('08 est, $Billions) '08 - '10 Market CAGR (%) GigE 10GigE 10/100MB SAN $2.0 $5.0 $16.9 $3.4 1GE and 10GE represents a ~$20B incremental TAM opportunity for Brocade Steady growth expected for 1GE as roll-out to desktops continues 10GE grows as more aggregation needed at the core Source: BofA, IDC, Gartner $20B

Understanding Technologies

"Ethernet"	"Fibre Channel"	"Lossless Ethernet"
Mature technology	Mature technology	Emerging technology
Everyone calls it "Ethernet"	Called FC	Called "CEE" or "DCE", Can "carry" FC ("FCoE")
~$20B TAM today (L2/L3)	~$2B TAM today, every G2000 customer has it	No market until at least 2010
Will continue to be bought for a long time, high growth in 10GE	Will continue to be bought for a long time, 8G today, 16G 'tomorrow'	In standards bodies (CEE and FCoE), but you can't buy it today
Lossy and not deterministic, not low-latency, not good for storage connect	Deterministic - the primary technology for storage and server virtualization	Similar attributes as FC (the technology Brocade invented)

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"Ethernet" Mature technology Everyone calls it "Ethernet" ~$20B TAM today (L2/L3) Will continue to be bought for a long time, high growth in 10GE Loss and not deterministic, not low latency, not good for storage connect "Lossless Ethernet" Emerging technology Called "CEE" or "DCE", Can "carry" FC ("FCoE") No market until at least 2010 In standards bodies (CEE and FCoE), but you can't buy it today Similar attributes as FC (the technology Brocade invented) "Fibre Channel" Mature technology Called FC ~$2B TAM today, every G2000 customer has it Will continue to be bought for a long time, 8G today, 16G 'tomorrow' Deterministic - the primary technology for storage and server virtualization Brocade was already "covered" on FC and Lossless Ethernet Pre-Foundry Announce

"Ethernet" Mature technology Everyone calls it "Ethernet" ~$20B TAM today (L2/L3) Will continue to be bought for a long time, high growth in 10GE Lossy and not deterministic, not low- latency, not good for storage connect "Lossless Ethernet" Emerging technology Called "CEE" or "DCE", Can "carry" FC ("FCoE") No market until at least 2010 In standards bodies (CEE and FCoE), but you can't buy it today Similar attributes as FC (the technology Brocade invented) "Fibre Channel" Mature technology Called FC ~$2B TAM today, every G2000 customer has it Will continue to be bought for a long time, 8G today, 16G 'tomorrow' Deterministic - the primary technology for storage and server virtualization Ethernet asset would help address entire enterprise network TAM And add networking customer/technology depth for possible future convergence With a strong Networking asset

We also learned that end users define Next Gen Data Center as broader than just the "Network" Public Internet Servers Storage Server-to-Storage Networks (SAN) Enterprise Networks Service Provider Networks Server-to- Server Networks L4-7 Content Switching Server & Storage vendors (aka our partners) are instrumental in change End users want "evolution", not "revolution" (risk management, investment protection), so installed base matters (we have ~80% of installed base) Customers want performance and common management - we excel in the core of the data center and could extend to a broader, end-end position

So, in a nutshell - "why"? Gets us into broader, larger growth opportunities - in line with our growth and diversification strategy Bolsters customer and technology depth in important adjacent markets which may converge over time Allows us to address key "end-end" enterprise considerations that our customers and partners want

Consistent with our ongoing strategy Expand our leadership in data center (storage/server) networking, agnostic to protocol or technology Drive Next Gen datacenter evolution with our investments, and with our Server/Storage partners Extend our success in the data center to broader relevance in adjacent markets Use organic (e.g. HBA) investment and M & A (several examples including Foundry) as required

What I'll Cover What lead us down this path? Our resulting market position Why Foundry?

Layer 2/3 is the basis for Next Generation Data Centers and where we focused our efforts

Layer 4-7

ADC
- Cisco
- F5
- Citrix
- Radware
- **Foundry**
- Juniper

WOC
- Riverbed
- Cisco
- Blue Coat
- Packeteer
- Juniper
- Expand

Network Security

- Cisco
- ChkPt.
- Juniper
- Fortinet
- Sonicwall
- Secure Comp
- Watchguard
- Nortel

Service Provider Routers

- Cisco
- Juniper
- Alcatel / Lucent
- Huawei
- Ericsson
- Avici
- Tellabs
- MRV

Layer 2/3 Switches

- Cisco
- HP
- 3COM
- Nortel
- **Foundry**
- Extreme
- Enterasys
- Alcatel / Lucent
- Linksys
- D-Link
- Netgear

10GE
- Cisco
- HP
- **Foundry**
- 3Com
- Others

High Perf.
- Force10

Enterprise Routers

- Cisco
- 3Com
- Fujitsu
- Adtran
- NEC
- Huawei
- Allied Telesyn
- Nortel
- Hitachi

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Our Criteria Process began in August of 2007 Typical "build vs. buy" approach We considered all players, of all sizes We had a prescribed set of criteria, simple description: Intellectual Property: Talent and expertise to be successful Product Development: Track record of successful products Go To Market: Market reach, customer relevance Economics: Time to accretion, fit within our financial model

Why We Selected Foundry Product leadership in the core L2/L3 market Consistent product and technology leadership Scale of business and demonstrated growth Strong operating model (financial) metrics Similar culture (product and technology focused) PLUS: Additional business diversity (Service Provider segment) Several obvious upside synergies

We were able to identify significant potential revenue synergies Opportunities 1. Sell more Foundry through Brocade OEM Channels 2. Sell more Brocade through Foundry into Federal accounts 3. Sell more Foundry through Brocade international channels 4. Sell more both via global/major account and vertical synergies 5. Sell more Foundry Professional services

What I'll Cover What lead us down this path Our resulting market position Why Foundry?

Two Leaders in Networking Solutions Leader in Data Center and Storage Networking Solutions Storage networking (SAN) leader Fibre Channel innovator and performance leader Products utilized in 90+% of Global 2000 Direct touch sales, OEM partnerships >50% of demand from international Leader in High-Performance Enterprise Data Networks LAN, WAN, MAN, and wireless solutions Ethernet innovator and performance leader Strong Federal, Enterprise, and Service Provider Direct touch sales, VAR partnerships > 60% of demand from US

Technology bases are covered "Ethernet" Mature technology Everyone calls it "Ethernet" ~$20B TAM today (L2/L3) Will continue to be bought for a long time, high growth in 10GE Loss and not deterministic, not low latency, not good for storage connect .. "Lossless Ethernet" Emerging technology Called "CEE" or "DCE" No market today, not sizeable till 2010 On customer whiteboards, but you can't buy it today, 10G is starting line rate Same attributes as Fibre Channel (the technology Brocade invented) "Fibre Channel" Mature technology Called FC ~2.5B TAM today, every G2000 customer has it Will continue to be bought for a long time, 8G today, 16G 'tomorrow' The primary technology for storage and server virtualization

The New Brocade - More Diversified with Greater Opportunity

	Brocade	Foundry	Combined
Addressable Networking TAM	$2B, 10–15% CAGR	$20B, 10–15% CAGR (1G) 25-30% (10G)	*Much larger, more dynamic segments*
Technology Leadership	FC, FCoE, CEE	Ethernet (1G, 10G)	*All, end-to-end*
Customer Footprint	SAN	LAN, WAN, MAN	*Both sides of server*
Leading Verticals	Financial, Telco	Federal, Healthcare, Service providers	*More diversified*
Channels	Direct touch, OEM partners	Direct touch, VAR partners	*Both, with cross-sell opportunities*
Geo. Demand	50+% Int'l	60+% U.S.	*Global balance*

Estimates based on IDC, Dell Oro, Bank of America, and Brocade Analysis

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Strong partnerships with top tier influencers Establishes Brocade as the only credible end-end networking challenger Product leadership, strong installed base and industry partnerships Single brand and company gives customers the confidence of delivering on leading roadmap Economic metrics give us the capacity to grow and invest in the business LARGE DATA CENTER OEMs/INTEGRATORS Ethernet Networking Storage Networking Server Farm Storage and Ethernet Networking A strong challenger and thought leader

Key Points for Today Our continued strategic focus: Growth and Diversification - organic and through M & A Data Centers are evolving, and many of the changes play to Brocade technical and GTM strengths We see opportunities to expand our customer and technology base Addition of Foundry positions Brocade as a "must consider" vendor of end-end networking solutions

RESEARCH SUMMARY Acquisition insight and next steps for company positioning Tom Buiocchi VP Marketing

3 Important Custom Research Studies Education, Insight, Validation Study 1 Foundry Brand Assessment Study 2 The Next-Generation Data Center Study 3 Sentiment and Opportunities Goals Respondents Timing

Study 1 - Foundry Brand Assessment Study 1 Foundry Brand Assessment Goals Strengths, Weaknesses Brand associations Potential opportunities Respondents 379 Ethernet decision makers 28% Foundry customers 72% other customers >$500m revenue Timing April - June '08

Foundry brand currently occupies #3 spot behind Cisco and Juniper. Others drop off quickly. Foundry Brand Assessment Observation #1 Results consistent across large and medium companies. Results consistent for unaided and aided awareness. Foundry ~2x higher than next vendor

Foundry Brand Assessment Observation #2 Foundry customers rate company well. Loyalty is high. No apparent weak points from customer or product perspective. Product reliability, Service/support and price/performance claimed to be the top considerations for buying Ethernet switches. Foundry customers hold them in high regard Foundry customers rate company comparatively higher in areas of technological innovation, best value, easy-to-use products, reducing complexity and costs. Foundry customers accord it a stronger image profile associated with areas of "intelligent, innovative, smart, cutting edge, and approachable", indicating a positive experience with the brand. Biggest "gaps" are company awareness, strong brand reputation, education and training, global presence, range of products, and comprehensive consulting services.

Foundry Brand Assessment Observation #3 Non-customers don't give Foundry benefit of doubt. Many haven't tried or considered. Rate company lower on key criteria based on perceptions. Lower perception vis-a-vis Foundry customers, and customers of other vendors. Most of this population had not tried Foundry

Foundry Brand Assessment Observation #4 The current market leaders have vulnerabilities Leading vendor(s) received lowest scores for: Values my business Offers best value for investment Strives to reduce my complexity Strives to reduce my costs Over half of leading vendor(s)' customer respondents said the leaders fail to deliver fully on: the best products products that are the best value flexibility to allow/use multiple vendors

Foundry Brand Assessment Observation #5 Enterprises will consider 2 vendors: - Cisco-Foundry is 2nd most likely enterprise bakeoff (behind Cisco- Juniper) Close grouping between Foundry and Juniper. All other vendors fall off rapidly. Next-in-line is 3x less likely than Foundry to be considered. Results consistent across large and medium sized customers.

Study 1 - Foundry Brand Assessment Key Insights Foundry is a classic under-represented brand - technical merits are strong with customers but not enough people know about product strength and company. Risk of customer and revenue attrition is minimal - existing customers have "tried it, and like it". Product and support performance viewed very well. In order to grow more rapidly, need more customer awareness and first-hand experience. Position of leading, broad range "alternative" with superior products, best value, ability to respond to cost and complexity - exists and is attainable. Several Brocade strengths - brand (in data center), education/training, product range, global presence, professional services - may augment perception, consideration and trials.

Study 2 - Next-Generation Data Center Study 1 Foundry Brand Assessment Study 2 The Next-Generation Data Center Goals Strengths, Weaknesses Brand associations Potential opportunities Is there a NGDC? What is it? Implications, opportunities Competitive weaknesses Respondents 379 Ethernet decision makers 28% Foundry customers 72% Other customers >$500m revenue 503 Cisco (Ethernet) customers 20% CIO, 40% Architects, 40% Op Managers F1000, >$1.5B rev. Timing April - June '08 May-July '08

Next-Generation Data Center Observation #1 NGDC concept is real. Consolidation, virtualization activities are key to drive business (cost, agility) benefits. Over 70% of respondents have at least begun consolidation and virtualization projects. Another 15-18% to begin such projects in the next 18 months. CIOs most concerned about "maximizing resources, improved performance on SLAs" - above pure cost savings. Architects and Operations managers driving more on costs, and faster enablement of new IT services. Power saving benefits expected from all respondents.

Next-Generation Data Center Observation #2 CIOs envision change in almost all operating groups as infrastructure and IT model changes. Direct reports will have more decision making authority. ~70% of CIOs expect "fundamental change" in IT organization in next 12 months. Over 60% expect to give more decision making authority to the application, server, network, and storage teams. CIOs more likely to stick with current vendors - Architects and Ops Managers more likely to invite "challengers" (20-point spread between CIOs and others on this point)

Next-Generation Data Center Observation #3 All respondents are expecting more compatibility testing, collaboration and solution documentation among vendors. Increased interoperability testing (76%), collaborative service/support (76%), and co-authored/jointly defined requirements (67%) most often mentioned. HP and IBM were considered the broadest influencers of the definition of NGDC. Among network infrastructure providers, Brocade (standalone) ranks 3rd as influential network infrastructure provider, higher than Foundry (4th), following CSCO and JNPR. JNPR, BRCD, and FDRY are tightly bunched.

Next-Generation Data Center Observation #4 Significant 1G Ethernet build out opportunity remains, and 10G Ethernet build out just beginning. Only half of medium and large companies are fully deployed or mostly deployed re: their demand for 1G switching. Only 20% of medium and large companies are fully deployed or mostly deployed re: their demand for 10G switching.

Study 2 - Next-Generation Data Center Key Insights NGDC is an ongoing process (enabled by ongoing consolidation and virtualization initiatives), not a discrete event or architecture. We need to be adaptive to the market and persistent with our (DCF) approach / message. We need to recognize and play into the changing roles and levels of influence at end-user organizations. We need to align with broad, frontline vendors (e.g. IBM, HP) that are shaping customer perceptions of NGDC and secure an advantageous position in their definition of NGDC. Higher-growth product segments (1G, 10G) to remain good market opportunities

Study 3 – Sentiment and Opportunities

	Study 1 Foundry Brand Assessment	*Study 2* The Next-Generation Data Center	*Study 3* **Sentiment and Opportunities**
Goals	• Strengths, Weaknesses • Brand associations • Potential opportunities	• Is there a NGDC? • What is it? • Implications, opportunities • Competitive weaknesses	• Pro-Con Deal? Why? • Who is new Brocade? • How to best position? • How to best compete? • SWOT perceptions
Respondents	• 379 Ethernet decision makers • 28% Foundry customers • 72% Other customers • >$500m revenue	• 503 Cisco (Ethernet) customers • 20% CIO, 40% Architects, 40% Op Managers •F1000, >$1.5B rev.	• B, F, C customers (>200 thus far) • Key OEMs & Partners • Industry Analysts • Investors and Analysts
Timing	• April – June '08	• May-July '08	• WIP – full study to conclude October '08

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Study 3 - Sentiment and Opportunities Initial Customer Observations & Insights Strong positive sentiment re: the Brocade-Foundry combination. 97% positive or neutral. Sentiment stronger among (Ethernet) networking respondents. 84% of overall respondents said that the combination now makes Brocade a viable end-to-end networking player. The timeframe for "upgrading to converged networks" is quite varied, with over 80% of the responses across 1, 2, 3, or more than 3 years, and "never". Brocade/Foundry has eclipsed Juniper as the most logical alternative to Cisco for "next generation Ethernet" * Source - The InfoPro Custom Research, September 2008

Do You Feel the Combined Brocade and Foundry will Become a Viable End-to-end Networking Vendor? Yes 84% No 16%

Who is Best Suited to be the Vendor of Choice for next-generation Ethernet? Cisco Brocade/Foundry Juniper Nortel Force10 F5 Networks Enterasys Extreme None Other 0 100 Enterasys Force10 Procurve Foundry Juniper Cisco 0 100 From Study 1 - April-June '08 From Study 3 - Sept. '08

Summary The research validates our strategy and initial assumptions Brocade and Foundry have the opportunity to cement a new, very compelling market position Our partnership strategy and ecosystem are very relevant and important to customers regarding the evolution of their networks and data centers

15 Minute BREAK

FINANCIAL ASSUMPTIONS, EXPECTATIONS AND OUTLOOK Richard Deranleau CFO

Agenda FY 2008 Year in Review FY 2009-2010 Brocade Standalone Outlook Foundry Acquisition Assumptions Synergies Timeline Financing Integration Preliminary FY 2009-2010 Combined Company Outlook

FY 2008 YEAR IN REVIEW

Estimated Year Over Year Comparison Includes actual results for Q1-Q3 '08, plus guidance for Q4 '08 as previously provided on August '08 earnings call (In millions) Estimated FY08 FY07 Change Revenue $1.44-$1.45B $1.24B +17% Gross margin* 61.1-61.3% 57% +4 pts Operating margin* 22.5-23.0% 21% +2 pts Cash Flow from Operations $330-350M $172M +92 to 103% Other Income * $25-26M $33M (22-25%) Tax Rate * 31% 27% (4 pts) Net Income * $243-$246M $212M +15 to 16% EPS (diluted)* $.62-.63 $.56 +11 to 12% * Non-GAAP measure. See reconciliation of non-GAAP to GAAP results.

Key Financial/Operations Metrics Q107 Q207 Q307 Q407 Q108 Q208 Q308 Revenue 224.2 345.3 327.4 340 347.8 355 365.7 Q107 Q207 Q307 Q407 Q108 Q208 Q308 Gross Margin * 0.637 0.534 0.55 0.585 0.605 0.611 0.619 Q107 Q207 Q307 Q407 Q108 Q208 Q308 Op Margin * 0.261 0.168 0.192 0.233 0.237 0.229 0.226 * Non-GAAP measure. See reconciliation of non-GAAP to GAAP results. Q107 Q207 Q307 Q407 Q108 Q208 Q308 Op Cash Flow 33.331 46.242 38.429 54.5 79.2 119 71.65 Gross Margin% * Revenue $M Op Margin% * Cash From Operations $M

Q207 Q307 Q407 Q108 Q208 Q308 ROE - Trailing 12 0.126 0.138 0.167 0.184 0.187 0.193 Key Balance Sheet Metrics Q207 Q307 Q407 Q108 Q208 Q308 DSO 40 45 47 40 43 43 *Non-GAAP measure. Note - Using Q207 as first qtr of combined operations with McData for comparison purposes Q207 Q307 Q407 Q108 Q208 Q308 ROIC 0.111 0.117 0.134 0.141 0.146 0.149 ROIC* ROE* Trailing 12 Months DSO Q207 Q307 Q407 Q108 Q208 Q308 Turns 24.36 31.5 31.37777778 35.68831169 44.5483871 38.66666667 Inventory Turns (annualized)

Brocade Financial Model Levers Segment and Product Mix* Market Growth Current Mix* Gross Margin (Non-GAAP) Q308 DCI 72-76% 67% Director 43-50% of DCI Switch 43-50% of DCI Extension & Routers <10% of DCI S3 (Services) 14-17% 38% Other Revenue 9-10% 66% Embedded 85-95% of Other Server Connectivity (HBA) <5% of Other Files 5-11% of Other * Range from trailing 12 months

FY 2009-2010 BROCADE STANDALONE OUTLOOK

FY09-10 Brocade Standalone Model Economic Drivers and Assumptions IT Spending Environment Macro-environment continues to be challenging until mid CY 2009 Expect IT spending will begin to return to normal growth rates in mid CY 2009 Best visibility on Director products (enterprise). Because of OEM model, visibility into the mid- range space (switch products) is more limited Competition and new product introductions Core markets remain very competitive; we believe that our new product introductions and our installed base advantage keep us in a very strong competitive position Expect to retain a strong product cycle advantage from our recently introduced DCX and 8G switch product families Pricing - Expect quarterly ASP declines to remain in the low single digits Quarterly Revenue Seasonality Expect quarterly seasonality of the SAN business and our OEM partners to be consistent with historical performance. (Note: Actual growth rates may be higher driven by share gains) FYQ1 up 6-8% qtq; FYQ2 down 5% qtq; FYQ3 flat to down 2%; FYQ4 up 6-8% qtq

FY09-10 Brocade Standalone Model Financial Drivers and Assumptions DCI - Base SAN connectivity business Healthy market - expected 10-15% CAGR over next 3 years Expect to continue to maintain overall share S3 - Annual Services & Support - expected growth of 10-15% Driven by growth in Professional Services Support and Maintenance contracts tied to product revenue ramp Embedded, HBAs, and File Faster growth for Embedded Blades vs. overall SAN market Maintain Share in Embedded market with 8Gb OEM design wins HBA products ramp with qualification of 8Gb HBA with our OEM partners Share gains will drive incremental growth vs. normal HBA TAM growth Continued progress on Files with FME ramp Continue to operate within Brocade's current long-term financial model in FY09-10

HBA Assumptions Continued strong commitment to the HBA business The HBA TAM continues to grow with the SAN Market Dell Oro is expecting revenue growth of ~10%/year Key OEM qualifications are making good progress and are on track for general availability by end of CY 08 We anticipate exiting Q4 FY 09 with 10% share

FY09-10 Brocade Standalone Assumptions Income Statement Fiscal 2009 Fiscal 2010 Revenue Growth YoY 10-13% 13-15% Revenue $1.60-$1.63B $1.81-$1.87B Gross margin* 60-61% 58-60% Operating expense* 38-39% 37-38% Operating margin* 20-22% 20-22% Other income, net Excludes Debt for Foundry $3.0-$4.0M/qtr $4.0-$5.0M/qtr Diluted EPS* $0.64-$0.66 $0.69-$0.73 Tax rate* 31% 31% * Non-GAAP estimates assume exclusions of the same category of items excluded from Q308 non-GAAP results

FY09-10 Brocade Standalone Assumptions* Balance Sheet/Cash Flows Quarterly Average Fiscal 2008 YTD Quarterly Ranges in Fiscal 2009 Quarterly Ranges in Fiscal 2010 Capital Expenditures (Excluding Campus) $15M $12M-$16M $12M-$16M Accts Rec. DSO 42 days 40-50 days 40-50 days Inventory (net) $14M $20M-$25M $20M-$25M Cash from Operations $90M $70M-$105M $90M-$125M Share count 396M 395-405M 405-415M * NOTE: Beginning with Q109 Earnings Call, we will move from a "next quarter" guidance to updating our annual guidance given here today.

FOUNDRY ACQUISITION ASSUMPTIONS Synergies, Timing, Financing, Integration

Anticipated Financial Benefits of Transaction Strategically positioned company, with improved growth opportunities, and differentiated value in large and dynamic networking markets Very profitable and scalable operational model Efficient capital structure enhances potential returns Strong combined cash flow Expect to be accretive to Brocade's Non-GAAP EPS in FY 2009; expect accretion to accelerate in FY 2010 and beyond Ongoing synergies have potential to increase revenues and reduce costs

Transaction Structure $19.25 total consideration per Foundry share, consisting of $18.50 in cash and .0907 Brocade shares for each Foundry share Acquisition price ~$3.0B Fully committed financing from Bank of America and Morgan Stanley Brocade to utilize both company's cash, assume ~$1.5B debt to finance transaction, and issue approximately 12 million shares Debt reduction is priority over share buyback

Transaction Timeline Assumptions Announcement on July 21, 2008 S3/S4 filings on August 26, 2008 HSR Status - Cleared Friday 9/12/08; German approval on Monday, 9/15/08 Foundry Shareholder vote - in calendar Q4, '08 Anticipated transaction close - in calendar Q4, '08

Financing Update Company Debt Ratings: S&P (BB-) and Moody's (Ba3), in line with expectations Financing progress is on track Bridge facility of $1.5B committed by BofA and Morgan Stanley Revolver of $125M is fully subscribed Term loan is anticipated to be over-subscribed Bond/convert on track

Financial Planning Assumptions Transaction expected to be accretive to Brocade by 5% in FY09 (20% in FY10) The primary goal of this acquisition is about enabling growth Expect higher accretion in FY 2010 with completion of product cost reduction plans Accretion accelerates the faster we repay the debt Foundry Revenue Assume no loss of customers or market share due to the transaction Assume no revenue loss outside of normal Purchase Price Accounting (PPA) adjustment No revenue synergy upside included in assumptions and base models, but we anticipate opportunities Foundry Product Cost Investments to be made in FY09 expected to reduce product cost longer term Optimize supply chain and logistics Foundry Spending Elimination of redundant spending - primarily G&A activities including outside vendors, public company fees, and minimal headcount

Committed Cost Synergies - Assumptions These are included in our FY09-10 outlook Synergies Prelim. Foundry Expectation Comments Product Cost /Supply Chain Cost Optimization $30-33M by 5th quarter of combined operations or fiscal Q1 '10 These savings will not be immediate as it will take time to implement changes including product design, supplier qualification and optimizing supply chain Cost Optimization - Elimination of Redundant Spending in G&A and Op Ex $10-12M by 5th quarter of combined operations or fiscal Q1 '10 These synergies will be realized as we merge systems and process and eliminate duplicative vendor spending. We expect to seeing a significant amount of these synergies by Q3 '09 Revenue Adjustments $30M-$40M reduction in Deferred Revenue due to Purchase Price Accounting Fair Value adjustment of Deferred Revenue - may be slightly higher than McData depending on type of revenue

Integration Strategy and Assumptions Brocade leading the integration Leveraging the playbook and principles from the successful McDATA integration Integration priority and emphasis will be on accelerating growth and achieving committed cost synergies High priority on retaining key skills and capabilities from the Foundry team

PRELIMINARY FY 2009-2010 OUTLOOK FOR COMBINED COMPANY

FY2009 Brocade Combined Company Assumptions Assumptions on Day of Announcement (July 21, 2008) Does NOT include potential revenue synergies Brocade Standalone FY09 Foundry FY09 (BRCD Calendar) Synergies / Adjustments Combined Company w/ Synergies Deltas Revenue $1.60-1.63B $.68-.70B ($20-25M)** $2.26-2.31B Gross Margin* 60-61% 61-62% $12 to 16M 60-62% +1% Op Expenses* 38-39% 39-40% $8 to 12M 38-39% Op Margins* 20-22% 21-22% 21-23% +1% Other Income, net Assumes $1.5-1.6B in Debt $18M ($90-100M) ($72-82M) Tax Rate* 31% 38% 32-33% Shares 395-405M 35M 430-440M EPS* $.64-.66 $.67-.69 +$.03 5% ** Purchase Price Accounting Adjustment * Non-GAAP estimates assume exclusions of the same category of items excluded from Q308 non-GAAP results

FY2010 Brocade Combined Company Assumptions Assumptions on Day of Announcement (July 21, 2008) Does NOT include potential revenue synergies Brocade Standalone FY10 Foundry FY10 (BRCD Calendar) Synergies / Adjustments Combined Company w/ Synergies Deltas Revenue $1.81-1.87B $.75-.77B ($5-10M)** $2.55-2.64B Gross Margin* 58-60% 61-62% $30 to 33M 59-61% +1% Op Expenses* 37-38% 37-39% $10 to 12M 37-38% Op Margins* 20-22% 22-25% $30 to 40M 21-23% +1% Other Income, net Assumes $.8-.9B in Debt $27M ($70 to 80M) ($43 to 53M) Tax Rate* 31% 38% 32-33% Shares 405-415M 35M 440-450M EPS* $.69-.73 $.83-.87 +$.14 20% ** Purchase Price Accounting Adjustment * Non-GAAP estimates assume exclusions of the same category of items excluded from Q308 non-GAAP results

Potential Revenue Synergies

These are NOT included in our FY09–10 outlook

Opportunities	Opportunity Size (annual)	Comments/Potential
1. Sell more Foundry through Brocade OEM Channels	~$2B - $4B	• Brocade OEMs resell ~$2B-$4B of Ethernet products and services per year • Current Foundry revenue all "non-OEM" • Requires new agreements, share gains • Minimal new resources needed (OEM)
2. Sell more Brocade to Federal via Foundry channel	~$50M - $75M	• Represents potential share gains due to better and more direct channel access/control
3. Sell more Foundry through Brocade international channels	~$300M - $400M	• International Ethernet TAM is approx 60% of WW TAM • Increasing Foundry international business to make it proportional to WW TAM
4. Sell more both via global/major account and vertical synergies	~$1B - $2B	• Based on estimated annual Ethernet (1G, 10G) purchases by Brocade's top 200 customers • Brocade already has direct, "on site" presence at many of these accounts
5. Sell more Foundry Professional services	~$60M - $100M	• 10%-15% of product revenue; multiple year initiative

Sources – IDC, Gartner, Public Filings, Brocade estimates

Sept 17, 2008 Analyst Day September 2008
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Potential Revenue Upside Opportunities Drive Significant Upside to the Bottom Line Performance Operating Leverage in the current plan for revenue upside Incremental profit Incremental cash to pay down the debt Accelerates EPS growth 0 100 200 300 400 Incremental Non-GAAP EPS 0 0.06 0.12 0.18 0.24

Balance Sheet Assumptions Preliminary Expectations Brocade FYQ308 Foundry* CYQ208 Combined Ending FY09 Combined Ending FY10 Cash and Cash Equivalents $764M $950M ~$500-600M ~$700-800M Day Sales Outstanding 43 days 63 days 45-55 45-55 Inventory Turns (annual) 40 5 10-12 10-12 Operating Cash flow $72M $17M $425-$475M $575-625M Capital Expenditures (Includes Campus) $94M $1M $150-$170M $150-$170M Total Debt $169M $0 ~$1,500-1,600M ~$800-900M Deferred Revenue (Long Term and Short Term) $149M $90M ~$210M (PPA reduced by ~$30M) ~$220-230M Estimated Debt/EBITDA, exiting FY09 and FY10 2.7-2.8 1.3-1.5 Sources - Foundry Q2 '08 10-Q Filing

Operating vs. Free Cash Flow FY09-FY10 Assumes Combined Company FY07 FY08 FY09 FY10 Free Cash Flow 114 180 280 420 Campus 100 100 100 Other Capital Purchases 56 60 70 80 in $M $600M $450M $340M $170M Operating Cash Flow Summary Brocade is generating record levels of Operating and Free Cash Flow this year We expect operating and free cash flow to increase with the combined company* *Note - Debt payments assumes proceeds from the sale/leaseback of the campus is used to reduce the debt in FY10 150 Future Debt Reduction 700 Future Debt Reduction* ACTUAL Est. Est. Est.

DCI Services (S3) Other (Server) Other (Files) Foundry Brocade TOTAL Revenue Growth Rate 10-15% 10-15% 20-40% 30-40% 10-15% 13-18% Percent of Revenue ~45-55% ~ 15% ~ 10-15% ~ 5% ~22-27% 100% Gross Margin* 59-61% 38-45% 59-61% 65-70% 61-63% 58-61% Operating Expense* 39-40% 28-30% 39-40% 45-50% 39-41% 38-40% Operating Margin* 19-23% 10-15% 19-23% 15-25% 20-25% 19-23% Long Term Financial Model (2009-2010) Current Status * Non-GAAP estimates assume exclusions of the same category of items excluded from Q308 non-GAAP results

Brocade Long Term Model* Continued execution and improvement * Non-GAAP results 10% 15% 20% 25% 2005 2006 2007 2008 2009 GM 58-61% GM 57-60% Gross Margin 55-58% Op Margin 19-23% Op Margin 18-22% Op Margin 15-20%

FY'09 - '10 Summary Brocade organic business is strong Foundry expected to be accretive in FY09 and incremental EPS growth occurs with pay down of debt Cash flow from operations expected to grow The combined company has a new long term model above the traditional Brocade long-term model Revenue opportunities/synergies and faster than planned repayment of debt will provide upside(s) to the base plan

THANK YOU

Q and A

Why are you winning in the market now and can you continue this trend after the acquisition closes? Optimize capital resources Minimize operational costs Innovation and delivery Technology and performance leadership Empirical evidence - quantified Most extensive testing and qualification Investment protection and extension Expertise minimizes disruption QUALITY SPEED RISK COST

How far along are you in the integration process? Any surprises? Going very well thus far Will accelerate since HSR approval We have a strong process which we are following, and are leveraging the integration team and playbook we followed with the McDATA integration No major surprises

What are your plans for the combined product line and roadmap? We expect to fully retain and continue to supply both companies' product lines as there is no product line overlap We will continue to fully support both sets of products and fulfill service and support commitments Since we are still in the integration phase, no joint roadmaps yet Commit to publishing detailed product line and roadmap on day 1 following the acquisition close When appropriate, the teams will work together to identify new, leadership product and service offerings

With the acquisition, have your priorities changed? Are HBAs less important? Clearly the Foundry plan and opportunity is now a major focus We must continue to execute and drive our core businesses HBA is possibly MORE important post-Foundry Revenue and margin potential Strategic footprint in server for FC connect, and eventually for "converged" connection out of the server

How does the Foundry acquisition affect Brocade's view on FCoE and network convergence? Was this the reason behind the acquisition? Does not change our perspective - see Technology Day (June 08) slides: Customers are being realistic and pragmatic Brocade was already developing FCoE and CEE products, Foundry not Still expect FC to be primary server-storage network thru at least 2014 Brocade FCoE and CEE products coming out in '09 We will continue aggressive development on FC, CEE, and FCoE fronts Convergence will happen if and when the technology delivers a significant value proposition (performance, cost, ease) The acquisition was done for growth (new market, strong opportunity) We also expect the strong Foundry team to contribute heavily to next- generation convergence products and strategies

Expectations and Plans

2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 …. 2020

FC

- 8G FC Shipping
- IDC cuts iSCSI forecast
- 20M ports installed, $50B deployed
- Demo 16G FC
- ~30M ports installed, $60B deployed
- Shipping 16G FC
- 32G FC standard kicked-off?
- 16G lifecycle thru 2014
- 32G Products will show up

New Capabilities

- Fabric Based Replication
- Fabric Based Encryption
- Fabric Based Compression and de-dup
- Next Generation Fabric Services

FCoE

- First products introduced - Concept validation
- Customers will start greenfield deployments @ Server edge
- 2nd generation FCoE products appear
- Native FCoE Storage may appear

CEE

- Pre-standard CEE from startups
- Standards completed
- Brocade CEE products (DCX)
- Initial customer trials and deployment
- 2nd generation CEE products appear

Sept 17, 2008 Analyst Day September 2008
© 2008 Brocade Communications Systems, Inc.
All Rights Reserved.
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How does Brocade's strategy differ from what Cisco announced this week? Our data center strategy remains very compelling to customers: Choice, partnerships, product leadership, investment protection June '08 Technology Day presentation at: http://media.corporate-ir.net/media_files/irol/90/90440/TechDayJune2008.pdf Yesterday Cisco announced: Data Center Strategy Virtual switch with VMWare 8G fibre channel modules for the MDS Brocade retains a significant product and performance advantage Small minority of MDS ports can operate at 8G at any time Brocade = all 8G, all the ports, all the time

Brocade is an OEM company, and Foundry is primarily direct/channel. What will be your post-acquisition go-to- market strategy for products and services? As part of the acquisition, we are also acquiring additional channel "assets" - e.g. strong end-user networking sales team, VAR channel, Federal VAR/SI channel We see multiple opportunities, for products and services Very little conflict, as customers have chosen how they want to buy the respective products and service, and we are not introducing any new channels, just leveraging the existing ones (e.g. OEM, VAR, SI)

How does the ongoing server virtualization trend affect you? Significant positive trend for networked storage and Brocade Brocade products connect ~10 server ports for every storage port (i.e. product consumption driven by server connection) Virtualized servers are 4-5x more likely to be connected to networked storage than physical servers are (on average, only 1 in 5 physical servers in the enterprise is connected to SAN today) SAN (fibre channel) remains the topology and protocol of choice for virtual server connection to storage networks

What are you most worried about? We don't worry about the things we can't control Here are the key things under our control: Prioritizing the opportunities Ensuring we have the right talent, teams and resources on the right priorities Continuing to execute

What specifically are your partners and customers saying? Customers "wow, you're doing exactly what you said you would" "very strategic, I need to sponsor a joint meeting with our network team" "we are going to go ahead and start testing Foundry now" "great, I have hated being held hostage" "when can you make a 4-legged sales call?" "don't know much about them, want to learn more" (mostly international) OEM Partners "great news, should help diffuse the competitor's rhetoric" "should make you more relevant to global accounts" "will definitely change how we view Brocade" "it's about time!"

More Questions?

Additional Information In connection with the proposed acquisition of Foundry, on August 26, 2008, Brocade filed a Registration Statement on Form S-4 that includes a proxy statement/prospectus for Foundry stockholders in connection with the transaction. Investors and security holders are urged to read the Registration Statement on Form S-4 and the related proxy/prospectus because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC's web site at http://www.sec.gov and by contacting Brocade Investor Relations at (408) 333-6758 or Foundry Investor Relations at (408) 207-1399. Investors and security holders may obtain free copies of the documents filed with the SEC on Brocade's website at http://www.brcd.com or Foundry's website at http://www.foundrynet.com/company/ir/ or the SEC's website at http://www.sec.gov. Foundry and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Foundry in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Foundry is also included in Foundry's proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2008.

THANK YOU